SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Public Company)

CNPJ. No. 00001180 / 0001-26

CALL NOTICE

166th Extraordinary General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras are hereby invited to attend the Extraordinary General Meeting to be held on October 24, 2016 at 02:00 PM, at the company headquarters in Brasilia, Setor Comercial Norte, Block 04, Tower "B", No. 100, Room 203, of the Edifício Centro Empresarial VARIG - Brasilia, to deliberate  on the following Agenda:

1.   To approve the sale of shareholding control of CELG Distribuição S.A.- CELG D at privatization auction to be promoted by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution CND No. 11 of November 18, 2015, with the changes set by Resolution No. 7 of September 13, 2016 of the Board of Investment Partnership Program - "IPP".

Under the first paragraph of Article 126 of Federal Law No. 6,404/1976, as amended ("Law of Corporations") and the decision of CVM's deliberative body in the process CVM RJ-2014/3578, of November 4, 2014, the shareholder may be represented at the general meeting: (i) Individuals, by an attorney appointed less than one (1), in accordance with Law 6,404/76; (ii) Legal Entities, by their legal representatives or by an attorney appointed in terms of its corporate documents and in accordance with the rules of the Brazilian Civil Code and Law No. 6,404/1976; and (iii) Investment fund, by its administrator and/or manager, or even by an attorney appointed in terms of its corporate documents and in accordance with the rules of the Brazilian Civil Code.

The shareholder or his legal representative, Brazilian or foreigner, in order to assure admission to the EGM, in accordance with Article 5 of Instruction CVM No. 481, of December 17, 2009, as amended ("Instruction CVM 481"), shall submit the following documents:

•  Original or certified copy of an official photo identification, legally recognized as such in the national territory, within the validity period, in the case of individuals;

•  Certified copy of the updated constitutive act (bylaws or company's articles of association), in case of legal entities, and of the act that empowers the representative at the EGM;

•  Original or certified copy of the power of attorney granted and regularized as set by the law, per shareholder;

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•  Original copy of shareholding position statement provided by the depositary or custody institution, identifying the stockholder condition;

•  In the case of investment funds, the representative must prove his administrator status of the fund or prosecutor appointed to this in the form of Law

In the case of foreign legal entities, the documentation that proves the power of attorney must be notarized and consularized, except in the case of exemption of the documents issued in countries signatories to the Convention on the Elimination of the Requirement of Legalization for Foreign Public Documents signed on October 5, 1961, and promulgated by Decree No. 8,660 of January 29, 2016, provided they comply with all of its terms and conditions. Documents written in other languages in accordance with the Law of Introduction to the Brazilian Law Standards (Decree-Law No. 4,657, of September 4, 1942, as amended), will only be accepted upon presentation of a sworn translation.

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, it is requested the delivery of the documents of a shareholder and its representation until 72 (seventy-two) hours prior to the Extraordinary General Meeting called herein, at the Investor Relations Department - DFR, Market Information Division - DFRM, at Presidente Vargas Ave., No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 am and from 2 pm to 5 pm. However, all shareholders who attend with the necessary documentation will be admitted to participate in the EGM hereby called.

Decisions will be taken at the Extraordinary General Meeting hereby called by a vote majority, being the vote of each shareholder in proportion to their equity participation in the Company's share capital.

The Company clarifies that, given the provisions of Article 11 of Instruction CVM No. 561, of April 7, 2015, as amended by Instruction CVM No. 570, of November 18, 2015, exercising the power provided in the mentioned document, will not offer to the General Meeting hereby called right to vote at a distance.

It is available to shareholders at the Investor Relations Department - DFR, Market Service Division - DFRM, at Presidente Vargas Av., No. 409 - 9th floor, in the city of Rio de Janeiro, RJ, and on the Company´s websites (http://www.eletrobras.com/elb/age/), and of the Securities and Exchange Commission - CVM (www.cvm.gov.br) all relevant documentation to the matter that will be decided at the Extraordinary General Meeting pursuant to Article 135, § 3 of Law Corporation and Article 10 of Instruction CVM 481.

Brasilia, September 23, 2016.

José Luiz Alquéres

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.